82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000



04012735

February 9, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 2/11

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On January 14, 2004, Rexel, a subsidiary of the Company ("Rexel"), issued a press release reporting its 2003 sales. A copy of the English language version of this press release is attached as Appendix A to this letter.

2. On January 15, 2004, the Company issued a press release announcing its 2003 sales. A copy of the English language version of this press release is attached as Appendix B to this letter.

3. On February 5, 2004, Rexel issued a press release announcing the appointment of Ross McInnes as a member of the Management Board of Rexel and the Audit Committee. A copy of the English language version of this press release is attached as Appendix C to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Joshua R. Cammaker

Enclosure
cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

REXEL

January 14, 2004

2003 SALES

- **Strengthened competitive positions in a difficult market**
- **Improved U.S. sales trends in Q4**

Rexel consolidated sales for the fourth quarter of 2003 totaled € 1,697 million, down 2.7% from the same period the year earlier, on a comparable structural, exchange rate and day-year basis.

Sales for full year 2003 amounted to € 6,658 million on a comparable structural, exchange rate and day-year basis, down 2.8% from the year before. The decline was 9.7% after accounting for changes in the scope of consolidation, for € 84 million (mainly the sale of Gardiner), and the impact of negative exchange rate movements, for € 440 million. The latter was due primarily to the depreciation of the U.S. and Canadian dollars against the euro.

The sales trend by geographic area, on a constant structural, exchange rate and day-year basis, was as follows:

	QA 2003 Sales € million	Q4 2003 / Q4 2002 (% change)	FY 2003 sales € million	FY 2003 / FY 2002 (% change)
Europe	975	-3.5%	3,741	-3.2%
France	*499*	*-2.6%*	*1,875*	*-2.1%*
Europe hors France	*476*	*-4.5%*	*1,866*	*-4.3%*
Amériques	598	-2.3%	2,452	-2.9%
dont États-Unis	*395*	*-2.0%*	*1,669*	*-5.5%*
dont Canada	*187*	*-1.7%*	*722*	*4.5%*
Asie-Pacifique	124	2.4%	465	2.0%
TOTAL	**1,697**	**-2.7%**	**6,658**	**-2.8%**

Commenting on the 2004 sales performance, Jean-Charles Pauze, Rexel Chairman and CEO, noted :

"Up against a market downturn, and while pursuing its stringent reorganization program, Rexel achieved a robust commercial performance in 2003. As a result, after four semesters of declining operating profit margin, and in line with our objectives, Rexel expects this trend to be reversed in the second half of 2003."

Sales highlights for 2003 by geographic area were as follows :
(on a comparable structural, exchange rate and day-year basis.)

Europe:

- France: Q4 2003 -2.6%, FY 2003 -2.1%

Sales to small electrical contractors (accounting for approximately 1/4 of sales) rose throughout 2003, as did residential construction and renovation product groups. Sales to regional and national contractors and to government agencies and retailers (approximately 1/2 of sales) were down slightly compared with 2002. Lastly, industrial customers and products (approximately 1/4 of sales) saw the sharpest activity decline.

- Germany: Q4 2003 -14.6%, FY 2003 -13.2%

Fourteen out of 72 branches were closed in 2003 due to insufficient profitability. Based on the same number of branches, 2003 sales were down 9.9%, while 2003 Q4 sales were down 9.4% versus the same periods in 2002.

- United Kingdom: Q4 2003 -1.4%, FY 2003 -2.8%

After a low point in the second quarter, sales in the U.K. rebounded, thanks to an improved competitive position and the recognized high quality of the company's logistics services.

- Central Europe: Q4 2003 +9.3%, FY 2003 +6.8%

Rexel's 2003 sales grew strongly in this region, and hit new records during the fourth quarter.

The Americas:

- United States: Q4 2003 -2.0%, FY 2003 -5.5%

Sales in the U.S. during the fourth quarter were sharply higher than in the prior quarter (-6.9% year-on-year). Based on the same number of branches, 2003 sales were down -4.5%, while 2003 Q4 sales were down -0.7% compared with the same periods in 2002. The greatest improvement came in the industrial sector, which is Rexel Inc.'s most important market. Commercial construction, the company's second most important market, continued its decline and residential construction kept providing growth opportunities. During the last three months of the year, Florida and North Carolina, where Rexel enjoys market leadership, experienced an upsurge in sales.

- Canada: Q4 2003 -1.7%, FY 2003 +4.5%

In 2003, sales in Canada were up during every quarter. A high level of sales in the fourth quarter of 2002 explains the slight decline during the fourth quarter of 2003. The company won a significant number of single-year and multi-year electrical equipment supply contracts.

Asia-Pacific:

- Australia: Q4 2003 +2.4%, FY 2003 +1.8%

The growth was made possible by an aggressive sales policy, the opening of four branches, implementation of a customer loyalty program and the launch of a security equipment activity.

- New Zealand: Q4 2003 +1.8%, FY 2003 +2.0%

Sales growth is tied to development of the industrial customer segment and to the opening of two new branches.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,700 sales outlets in 29 countries and 21,300 employees.

Contacts

Press:	Laetitia OLIVIER	Tel : (33 1) 42 85 59 89	Email : lolivier@rexel.fr
Financial analysts/investors:	Frédéric de CASTRO	Tel : (33 1) 42 85 76 12	Email : fdecastro@rexel.fr

Website: http://www.rexel.com

Appendix B

PINAULT
PRINTEMPS-REDOUTE

Paris, January 15, 2004

PRESS RELEASE

2003 SALES

- **Strong growth for the New PPR: 3.9% on a comparable basis* in Q4 and 3.8% over the full year against a difficult backdrop**
- **Retail: excellent sales performance in France and continued international success**
- **Luxury Goods: sharp rebound since the summer**

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement:
"With a robust fourth quarter, our Retail companies achieved a remarkable performance in 2003. Against a backdrop of sluggish household consumption in France, particularly in the second half of the year, PPR companies consolidated their leadership positions on fiercely competitive markets. Outside France, growth was confirmed and accentuated, with some outstanding performances in European mail-order activities and in Home and Leisure activities, notably in southern Europe. The marked recovery seen in Luxury Goods since the summer, following a challenging first half, reflects the structural growth potential of the leading brands in this sector. Overall, sustained sales growth at the New PPR, on a comparable basis, underscores the strength of our companies and reinforces our strategic decision to focus on the individual customer."

in EUR million	Q4 2003	Q4 2002	Change		12 mos 03	12 mos 02	Change	
	Reported	Reported	Reported	Comparable*	Reported	Reported	Reported	Comparable*
RETAIL**	**4,332.2**	**4,288.1**	**+1.0%**	**+3.1%**	**13,903.2**	**13,761.3**	**+1.0%**	**+3.6%**
LUXURY GOODS	**694.9**	**644.7**	**+7.8%**	**+9.2%**	**2,560.5**	**2,541.7**	**+0.7%**	**+5.4%**
NEW PPR	**5,027.1**	**4,932.8**	**+1.9%**	**+3.9%**	**16,463.7**	**16,303.0**	**+1.0%**	**+3.8%**
Rexel	1,697.4	1,856.8	-8.6%	-2.7%	6,658.4	7,374.4	-9.7%	-2.8%
Sold Financial Services activities	0.0	868.9	na	na	1,268.8	3,756.8	na	na
(Inter-company sales)	*(12.6)*	*(18.1)*	*na*	*na*	*(30.1)*	*(58.8)*	*na*	*na*
TOTAL	6,711.9	7,640.4	-12.2%	+2.3%	24,360.8	27,375.4	-11.0%	+1.8%

** Adjusted for changes in Group scope, exchange rates and number of days. The effective change includes the impact of the disposal of PBM, Guilbert and the Credit and Financial Services businesses.*
*** Apparel & Lifestyle Division, Home and Leisure Division, Kadeos, non-sold Credit and Financial services businesses, CFAO.*

Group and New PPR

Pinault-Printemps-Redoute: Reported sales of Pinault-Printemps-Redoute totaled EUR 24,360.8 million in 2003. The change reflects the negative net impact of changes in Group scope primarily linked to the strategic disposal of businesses (Credit and Financial Services, Pinault Bois & Matériaux, Guilbert), which amounted to nearly EUR 2.5 billion, and changes in exchange rates totalling EUR 991.5 million, mainly due to the depreciation of the dollar and, to a lesser extent, the pound sterling against the euro.

New PPR: The "New PPR" recorded sales of EUR 16,463.7 million in 2003, registering sales growth of 1.9% in the fourth quarter and 1% over the full year, despite unfavourable currency effects. Adjusted for changes in Group scope, exchange rates and number of days, sales rose by 3.9% in the fourth quarter and 3.8% over the full year.

Retail

Adjusted for changes in Group scope, exchange rates and number of days, sales of the Group's Retail activities were up by 3.6% in 2003, including a rise of 3.1% in the fourth quarter, which continued the steady climb from 2.3% in the second quarter and 2.8% in the third quarter. The Home and Leisure division confirmed its sustained growth of the third quarter, rising 4.9% in the fourth quarter, while the Apparel and Lifestyle division held up well, dipping by only 1.9%, after a drop of 2.4% on a comparable basis in the third quarter.

The Group's Retail activities generated on-line sales of EUR 751.7 million, up 52.7% over the 2002 level. Pinault-Printemps-Redoute ranks among the European-commerce leaders.

❑ Home and Leisure Division

Conforama

Conforama sales grew by 1.2% in the fourth quarter and by 2.1% in 2003.

In France, the company limited the drop in activity to 0.4% over the full year, reflecting its dynamic sales performance in a very challenging market, notably in home furnishings. In 2003, Conforama began modernising its store concept in France, in particular adopting a new look and a new, in-store customer path. The 11 stores that were adapted to the new format produced very encouraging initial results, in the fourth quarter, posting significantly higher growth than other stores. In 2004, the company plans to refurbish some thirty stores and open four new stores in France.

Conforama confirmed its success outside France, recording growth of 5.7% in the fourth quarter and 7.2% for 2003. In 2003, growth in activity was notably boosted by the excellent performance of Conforama stores in Spain (20.5%), Portugal (11.4%) and Poland (9.8%), as well as Switzerland (4.2%), despite the challenging macroeconomic climate. In 2003, the company opened four stores overseas (Grancia in Switzerland, Pamplona and Oviedo in Spain and Albufeira in Portugal), all in the new store format. The company's Italian subsidiary, Emmezeta, recorded sales growth of 4.2% in Italy, despite the lacklustre economic climate, and 24.4% in Croatia. Three new Emmezeta superstores were opened in 2003, in Padova in Italy as well as Osiek and Spalato in Croatia. In 2004, the company plans to open three new stores in Spain and a Conforama store in Italy.

Fnac

Adjusted for changes in scope, exchange rates and number of days, Fnac sales grew by 7.4% in the fourth quarter and 7.6% over the full year.

In France, Fnac's activity was up by 4.3% in the fourth quarter and 3.3% over the year. Sales of technical products rose by 9.8% in the fourth quarter and 6.1% over the year. Photography products and services recorded spectacular growth (23.9% in the fourth quarter and 18.8% over the year), thanks to the digital boom. TV-Video showed a marked turnaround with growth of 9.8% in the fourth quarter and 1.4% for the year. Sales of IT equipment grew sharply in the fourth quarter (up 10.2%), and rose by 5.7% over the year. Sales of books and music grew by 2.3% in the fourth quarter and 0.8% in 2003. Book sales were up by 5.1% in the last quarter and 3.5% over the full year. Despite the decline of the music market, CD and DVD sales increased slightly in the fourth quarter (up 0.4%) and recorded a limited drop of 1.2% for the year. In France in 2003, editorial products accounted for 45% of revenues, with technical products representing the remaining 55%, as compared to 46% and 54% in 2002.

Three new stores opened in 2003 in Chartres, Evry and Grenoble. The Bordeaux store was transferred and expanded, while Forum des Halles store in Paris expanded its selling space by 1,700 sq. m. In 2004, Fnac plans to open two new stores in France, in Lorient and Perpignan.

The French subsidiaries recorded growth of 11.9% in the fourth quarter and 18.1% over the full year. Surcouf's activity climbed by 26.9% over the year, while the Children's division, bolstered by the strength of Eveil & Jeux, posted sales growth of 5.2% for the year. On-line sales of fnac.com benefited from 85.6% growth in technical goods and recorded a 48.8% rise in 2003. The site now ranks ninth amongst all Fnac stores in France.

Adjusted for changes in scope, exchange rates and number of days, Fnac's international sales rose by 15.1% in the fourth quarter and 15.4% over the full year. International activity accounted for 24.7% of total Fnac store sales in 2003, representing a two-point increase on 2002 (22.7%). This outstanding performance confirms the company's successful international expansion. Five new stores were opened outside France in 2003: in Naples in Italy, Marbella in Spain, Porto in Portugal, Fribourg in Switzerland, and Sao Paulo in Brazil, taking the total number of stores to 35. Fnac confirmed its strong international success with robust performances in Spain (11.7%) and Portugal (14.1%). In countries where Fnac's expansion is more recent, Fnac posted growth of 13.6% in Brazil, despite the deteriorating economic background, of 43.3% in Switzerland and 64.2% in Italy. Four new stores are planned for 2004, two in Madrid, Spain, and two in Brazil, in Brasilia and Curitiba.

The company's Internet sales (fnac.com, surcouf.com, eveiletjeux.com) totalled EUR 113.4 million, up 50% in 2003, and now account for 3% of Fnac's total sales.

- **Apparel and Lifestyle Division**

Printemps

Adjusted for changes in scope, exchange rates and number of days, Printemps sales recorded a slight dip of 0.5% in the fourth quarter, thereby limiting the full-year decline to 1.4%.

Department Stores closed 2003 with a 2.1% drop in activity, but dipped by only 1% in the fourth quarter, despite sluggish consumption. In 2003, activity fell by 5.2% for the Haussmann store, impacted by the collapse in international tourism (down 21%) and construction on the expansion

of the Beauty Department. However, the new Beauty Department has been a huge success since it opened in November, recording 10% growth in the fourth quarter, including 31% in December.

The entire Chain is holding up even better with growth of 0.4%, including a rise of 8.8% in Women's Fashion. Despite the difficult business climate, both the Haussmann store and the Chain continue to gain market share against their main competitor.

The refurbishing and expansion of Madelios continued in 2003, impacting sales, which were down by 12.8% over the full year. The new Madelios is operating since the beginning of 2004 and will be fully operational upon completion of the current works in Spring 2004.

The Sports division further accelerated its development with sales growth of 14.9% in the fourth quarter and 12.2% over the year. Two stores were opened by Made in Sport in 2003, in Nîmes and Plan de Campagne, next Marseilles.

Redcats

Adjusted for changes in scope, exchange rates and number of days, Redcats sales slipped by 2.3% in the fourth quarter and grew by 0.4% over the full year 2003.

Activity remained stable in France in the fourth quarter, compared with 3.6% growth in the fourth quarter of 2002. Redcats recorded sales growth of 2.1% in France for the year. La Redoute, which turned in sales growth of 3.3% in France, continued to strengthen its positions, notably thanks to improved marketing and customer segmentation and its buoyant e-business activity. La Maison de Valérie confirmed its turnaround with growth of 1.2% for the quarter and 2.1% for the year. In the specialised division, activity continued to be driven by Vertbaudet France (4.5% in the fourth quarter and 7.7% for the year) and was marked by the recovery of the Seniors catalogues (up 1%) in the fourth quarter, following a difficult third quarter due to the heat wave in France. The Seniors catalogues posted sales growth of 1.2% over the year. Cyrillus pursued the redevelopment of its concept.

Outside France, La Redoute confirmed its success with 10.5% growth for the year, buoyed by strong performances in the UK (7.1%), Switzerland (14.6%), Sweden (16.8%) and Spain (49.1%). International sales now account for 21.5% of La Redoute's total sales. Abroad, specialised catalogue activities were driven by Vertbaudet, up by 9.1% in 2003, and Seniors catalogues, up by 10.9% for the year.

In the US, Brylane recorded a drop in sales of 8.2% in the last quarter and 3.8% for the year despite a highly deflationary climate for the textile market. The Women's division recorded a fall of 6.9% in 2003, reflecting contrasted trends between Chadwick's down 11.5% and Lerner up 21.5%, thanks to its successful repositioning. The "Special Sizes" activity contracted by 6.5%. However, Home Furnishings activities grew by 16.3% in 2003, with Brylane Home up by 6.2% and the continuation of the initial success of Brylane Kitchen and Brylane Wishes.

Redcats Nordic's registered a 5.3% upturn in 2003, including 1.4% growth in the fourth quarter, compared with a 2.2% rise in the fourth quarter of 2002. 2003 saw the launch of Seniors catalogues "Nuova" and "Enjoy" in Finland and "Joseffsons" in Norway. Sales of Redcats Nordic climbed by 3.3% in Sweden, 3.7% in Norway and 17% in Finland.

Despite the continued economic downturn, the trend improved slightly for Redcats UK in the fourth quarter, falling by only 5.5%, compared with an 9.2% drop over the full year.

In 2003, Internet sales stood at EUR 614.2 million, up by 55% on 2002. This channel accounted for 14.1% of sales in 2003 versus 9.5% in 2002. Brylane generated 23.6% of its sales online, with Redcats Nordic recording 19.2% and La Redoute 13% of total sales via this channel.

Orcanta

Orcanta's sales grew by 5.4% in 2003. The chain now operates 64 stores.

- **Kadéos**

The Group's gift voucher activity, Kadéos, had 2003 revenues of EUR14.2 million, representing commissions related to the issuance of vouchers. In 2003, total issuance of gift vouchers exceeded EUR 300 million, up by more than 20% from the 2002 level.

- **CFAO**

Adjusted for changes in scope, exchange rates and number of days, CFAO sales rose by 12.2% in the fourth quarter, after 10.1% in the third quarter and 6% in the first half of 2003. This strong growth reflects CFAO's development potential in all of its activities, despite persistent difficulties in central Africa.

In 2003, the business excluding the Pharmaceuticals and Technologies grew by 11.6% in the French overseas departments and territories, 9.6% in North Africa and 17% in eastern Africa and fell by only 0.5% in western and central Africa, due to difficulties in Nigeria, Congo and the Ivory Coast.

The Pharmaceuticals business expanded by 14.2% in 2003, including 17.8% in the fourth quarter with improving trends in sub-Saharan Africa and in the French overseas departments and territories, and particularly strong growth in Egypt.

CFAO Technologies posted 37.6% growth in 2003, its second year of activity.

Luxury Goods

Adjusted for changes in scope and exchange rates, Gucci Group sales climbed by 5.4% over the full year, including a marked rebound of 9.2% between August and October, which reflects this activity's long-term growth potential.

Gucci: In the August-October quarter, reported sales were up by 4.8% for the Gucci division. With sales growth of 9.5% on a comparable basis in the quarter, Gucci division sales were virtually unchanged (down 0.2%) over the full year. In the fourth quarter, retail sales at constant exchange rates increased by 9.4% in Europe, 20.4% in the US, 10.7% in Japan and 8.1% in Asia excluding Japan. At constant exchange rates, retail sales of leather goods and shoes rose by 15.5% and 17.6% respectively.

Yves Saint Laurent: At constant exchange rates, Yves Saint Laurent sales rose by 10.3% in the fourth quarter and 18.3% over the full year. At constant exchange rates, retail sales were up by 27.3%, notably boosted by activity in the United States (up 54.8%), Japan (up 58.2%) and Asia excluding

Japan (up 67%). Sales of leather goods and shoes rose by 37.8% and 41.8% respectively. Yves Saint Laurent continued to expand its ranges of leather goods with, for example,in the autumn-winter season, the *Saint Tropez* handbag and the *Cassandra* line. In the fourth quarter, Yves Saint Laurent opened a flagship store in Hong Kong, completed the refurbishment of its flagship store in Paris and expanded its London store.

YSL Beauté: Sales at Yves Saint Laurent Beauté increased by 10% in 2003, including 9.8% in the fourth quarter. Sales of Yves Saint Laurent brand products climbed by 19.9% at constant exchange rates, notably with increased sales of fragrances (21.2%), cosmetics (13.8%) and skincare products (22%). The initiatives taken to reposition the brand at the top end of the market are beginning to pay off. Yves Saint Laurent Beauté launched the first fragrance by Stella McCartney, *Stella*, which has performed extremely well since September.

Other brands: Bottega Veneta's retail sales soared by 51.5% at constant exchange rates, with spectacular performances in the US (92.2%), Asia excluding Japan (109.5%) and Japan (up 46.7%). Sales in directly operated Sergio Rossi shops rose by 17.1% at constant exchange rates, thanks to outstanding growth in the US (65.8%) and Japan (44.3%) Alexander McQueen and Stella McCartney saw their sales soar by 20.8% and 65.5% respectively.

Rexel

Adjusted for changes in Group scope, exchange rates and number of days, Rexel sales fell by 2.7% in the fourth quarter of 2003. Over the full year, sales were down by 2.8% when adjusted for changes in Group structure, exchange rates and number of days and by 9.7% after accounting for the negative impact of changes in Group structure totalling EUR 84 million (primarily the sale of Gardiner), and unfavourable exchange rate fluctuations, representing EUR 440 million. This impact mainly stemmed from the depreciation of the US and Canadian dollar against the euro.

Jean-Charles Pauze, Chairman and CEO of Rexel, made the following statement:
"Up against a market downturn, and while pursuing its stringent reorganization program, Rexel achieved a robust commercial performance in 2003. As a result, after four semesters of declining operating profit margin, and in line with our objectives, Rexel expects this trend to be reversed in the second half of 2003."

- Fourth quarter 2003 sales

in EUR million	Q4 03	Q4 02	Change	
	Reported	Reported	Reported	Comparable*
Conforama	891.8	887.2	+0.5%	+1.2%
Fnac	1,392.9	1,282.4	+8.6%	+7.4%
Mobile Planet	4.5	5.3	-15.1%	+0.0%
Lesiure and Household Goods division	***2,289.2***	***2,174.9***	***+5.3%***	***+4.9%***
Printemps	301.1	314.6	-4.3%	-0.5%
Redcats	1,252.8	1,353.0	-7.4%	-2.3%
Orcanta	12.3	12.2	+0.8%	+1.3%
Apparel and Lifestyle division	***1,566.2***	***1,679.8***	***-6.8%***	***-1.9%***
Kadéos	14.2	0.0		+25.7%
CFAO	445.8	417.2	+6.9%	+12.2%
Non sold Financial Services activities	16.8	16.2	+3.7%	+9.1%
RETAIL	**4,332.2**	**4,288.1**	**+1.0%**	**+3.1%**
LUXURY GOODS	**694.9**	**644.7**	**+7.8%**	**+9.2%**
New PPR	**5,027.1**	**4,932.8**	**+1.9%**	**+3.9%**
Rexel	1,697.4	1,856.8	-8.6%	-2.7%
Pinault Bois & Matériaux	0.0	314.6	na	na
Guilbert	0.0	366.4	na	na
Sold Financial services activities	0.0	187.9	na	na
(Inter-company sales)	*(12.6)*	*(18.1)*	***na***	*na*
TOTAL	**6,711.9**	**7,640.4**	**-12.2%**	**+2.3%**

- Sales at December 31, 2003

in EUR million	12/31/03	12/31/02	Change	
	Reported	Reported	Reported	Comparable*
Conforama	2,948.2	2,900.4	+1.6%	+2.1%
Fnac	3,811.6	3,547.1	+7.5%	+7.6%
Mobile Planet	18.3	21.4	-14.5%	+2.2%
Lesiure and Household Goods division	***6,778.1***	***6,468.9***	***+4.8%***	***+5.1%***
Printemps	919.4	933.8	-1.5%	-1.4%
Redcats	4,365.2	4,635.9	-5.8%	+0.4%
Orcanta	48.0	45.8	+4.8%	+5.4%
Apparel and Lifestyle division	***5,332.6***	***5,615.5***	***-5.0%***	***+0.1%***
Kadéos	14.2			+25.7%
CFAO	1,718.4	1,619.5	+6.1%	+8.6%
Non sold Financial Services activities	59.9	57.4	+4.4%	+8.7%
RETAIL	***13,903.2***	***13,761.3***	***+1.0%***	***+3.6%***
LUXURY GOODS	**2,560.5**	**2,541.7**	**+0.7%**	**+5.4%**
New PPR	***16,463.7***	***16,303.0***	***+1.0%***	***+3.8%***
Rexel	6,658.4	7,374.4	-9.7%	-2.8%
Pinault Bois & Matériaux	715.4	1,295.1	-44.8%	0.0%
Guilbert	553.4	1,711.2	-67.7%	-1.6%
Sold Financial services activities	0.0	750.5	na	
(Inter-company sales)	*(30.1)*	*(58.8)*	*na*	
TOTAL	**24,360.8**	**27,375.4**	**-11.0%**	**+1.8%**

* *On a comparable basis in terms of Group scope, exchange rate and number of days.*

CONTACTS

Press:	**Juliette Psaume**	**+33 (0)1 45 64 63 02**
Analysts/Investors:	**David Newhouse**	**+33 (0)1 45 64 63 23**
	Alexandre de Brettes	**+33 (0)1 45 64 61 49**

Press website: www.pprlive.com

Analyst/Investors website: www.pprfinance.com

Appendix C

05/02/2004
Ross McInnes, Independant Director of Rexel

At its meeting of 21 January 2004, Rexel's Board of Directors appointed Ross McInnes as director and member of the Audit Committee, in order to replace Gilles Erulin, who had resigned. The appointment will be submitted to approval at the Ordinary Shareholders' Meeting to be held on 24 May 2004.

This action was taken as part of Rexel's continuing policy of improving Group Governance. The Management Board now has 9 members, 3 of whom are independent directors and 1 Consultative Board Member. Three specialist committees (Strategic Committee, Appointments and Remuneration Committee and Audit Committee) were created and internal rules were introduced in 2003.

Ross McInnes, who was born in 1954, has dual French and Australian nationality. He graduated in Politics, Philosophy and Economics at Oxford University. In 1977, he joined the bank Kleinwort Benson, for which he worked in London and Rio de Janeiro. From 1980 to 1989, he worked for Continental Bank NA in Chicago and Paris. In 1989, he joined Eridania Béghin-Say as Financial Manager for the United States and was appointed as Financial Director in 1991. He also joined the Board of this company in 1999. In 2000, Ross McInnes joined the Thales group and in April 2001 was appointed Finance Director and Deputy Managing Director.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,700 sales outlets in 29 countries, 21,300 employees and 2003 sales amounted to € 6,658 million.

Contacts

Press: Laetitia OLIVIER
Tel: (33 1) 42 85 59 89 E-mail: lolivier@rexel.fr

Analysts/Investors: Frédéric de CASTRO
Tel: (33 1) 42 85 76 12 E-mail: fdecastro@rexel.fr